AB 3/4

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. 20549

10029393

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville	FL	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Bishop, Jr. (904) 354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

501 Riverside Ave, Suite 800	Jacksonville	FL	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 26, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Ch. of Board

Title

SARAH HOLMAN JOHNSTON
Notary Public, State of Florida
My Commission Expires August 22, 2011
Commission No. DD 707842

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

TABLE OF CONTENTS

ALLEN C. EWING & CO.

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2009

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

Report of Independent Certified Public Accountants

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying consolidated statement of financial condition of Allen C. Ewing & Co. and affiliate (collectively referred to as the "Company"), as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. and affiliate as of December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission on page 12 and the reconciliation pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission on page 13 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information on pages 14 through 16 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

February 26, 2010

ALLEN C. EWING & CO.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets:		
Cash	$	28,791
Restricted cash		50,000
Accounts receivable		31,128
Due from parent		31,011
Deferred tax asset		156,394
Furniture and equipment, net		8,142
Other assets		9,824
Total assets	$	315,290
Liabilities and stockholder's equity:		
Accounts payable and accrued expenses	$	56,284
Stockholder's equity:		
Controlling interest:		
Common stock		510
Additional paid-in capital		1,019,558
Accumulated deficit		(759,552)
Total controlling interest		260,516
Noncontrolling interest in affiliate		(1,510)
Total stockholder's equity		259,006
Total liabilities and stockholder's equity	$	315,290

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Investment banking fees	$ 313,140
Private placement fees	28,000
Brokerage commissions market securities	279,440
Ewing Fund I mgmt. and admin. fees	93,882
Ewing Fund III mgmt. and admin. fees	100,000
Loan review fees	282,500
Registered investment advisory services	4,833
Interest and dividend income	307
Total Revenues	1,102,102
Expenses:	
Investment banking commissions	59,373
Private placement commissions	15,675
Brokerage commissions	75,750
Total commission expense	150,798
Salaries, consultants, and employee benefits	433,292
General and administrative	165,530
Occupancy and maintenance	200,701
Total operating and administrative expenses	799,523
Brokerage and clearing	119,410
Loan review costs	174,960
Professional and regulatory	109,842
Registered investment advisory expenses	4,800
Depreciation	10,606
Advertising and promotion	335
Total other expenses	419,953
Total Expenses	1,370,274
Loss before income taxes	(268,172)
Income tax provision	(66,465)
Consolidated net loss	(334,637)
Less: net income attributable to noncontrolling interest in affiliate	(11,229)
Net loss attributable to controlling interest	$ (345,866)

See accompanying notes to financial statements.

ALLEN C. EWING & CO.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Controlling Interest	Non-Controlling Interest	Total Stockholder's Equity
Balance at December 31, 2008	$ 510	$ 918,718	$ (413,686)	$ 505,542	$ (17,739)	$ 487,803
Capital contribution	-	100,840	-	100,840	5,000	105,840
Net (loss) income	-	-	(345,866)	(345,866)	11,229	(334,637)
Balance at December 31, 2009	**$ 510**	**$ 1,019,558**	**$ (759,552)**	**$ 260,516**	**$ (1,510)**	**$ 259,006**

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Consolidated net loss	$ (334,637)
Adjustments to reconcile consolidated net loss to net cash used by operating activities:	
Depreciation	10,606
Deferred income taxes	66,465
Net changes in:	
Accounts receivable	16,725
Other assets	23,017
Accounts payable and accrued expenses	33,560
Net cash used by operating activities	(184,264)
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,800)
Cash flows from financing activities:	
Capital contribution	105,840
Repayments and advances to parent	(85,675)
Net cash provided by financing activities	20,165
Net decrease in cash	(165,899)
Cash, beginning of year	244,690
Cash, end of year	$ 78,791

See accompanying notes to financial statements.

1. Nature of Business

Allen C. Ewing & Co. (ACE) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). ACE provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

Ewing Loan Advisors, Inc. (ELA) is incorporated in the state of Florida and provides loan review and advisory services to community banks and thrifts in the Southeast United States.

The sole stockholder of both entities is Ewing Capital Partners, LLC (the "Partnership"), a Florida limited liability company.

2. Summary of Significant Accounting Policies

Consolidation

Authoritative accounting guidance requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The accompanying financial statements include the accounts of Allen C. Ewing & Co. and its affiliate Ewing Loan Advisors, Inc. (collectively referred to as the "Company") which are under common control. Ewing Loan Advisors, Inc. has been determined to be a variable interest entity of Allen C. Ewing & Co. and, accordingly, consolidation is required. All material intercompany balances and transactions have been eliminated.

Restricted Cash

Restricted cash is held by ACE for the purpose of complying with the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). See Note 5.

Accounts Receivable

Management evaluates specific trade receivables outstanding greater than ninety days, makes an estimate of losses to be sustained, and includes this amount in the allowance for doubtful accounts. Uncollectible amounts are charged against the allowance account when management determines, after unsuccessful collection attempts, the possibility of collection is remote. The allowance for doubtful accounts was determined to be zero at December 31, 2009.

2. Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are carried at cost, less accumulated depreciation ($109,922 at December 31, 2009). Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Effective January 1, 2009, the Company has adopted authoritative guidance that requires the Company to evaluate its tax positions for any uncertainties based on the technical merits of the position taken. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities.

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Advertising

The Company's policy is to expense advertising and promotion costs as the costs are incurred. Advertising cost for the year ended December 31, 2009, was $335.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated events through the date of the report of independent certified public accountants, the date which the financial statements were available to be issued.

3. Related Party Transactions

ACE and ELA have amounts due from the Partnership of $7,175 and $23,836, respectively, as of December 31, 2009. These amounts are due on demand and do not accrue interest.

During 2006, ACE organized an investment fund, "Ewing Emerging Financial Institution Fund I, LP" ("Fund I") to invest in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of ACE are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, ACE received $93,882 in advisory fees for the year ended December 31, 2009.

During 2007, ACE organized a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criteria and objectives as Fund I. Certain officers of ACE are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, ACE received $100,000 in advisory fees for the year ending December 31, 2009.

The General partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund LP, LLC. The sole member of the general partner is ACE.

4. Common Stock

As of December 31, 2009, common stock consisted of the following:

Allen Allen C. Ewing & Co.:	
Common Stock, $0.10 par value, 15,000 shares authorized, 5,100 shares issued and outstanding	$ 510
Ewing Loan Advisors, Inc.:	
Common Stock, $1.00 par value, 100,000 shares authorized, 1 share issued and outstanding	$ 1

5. Net Capital Requirements

ACE is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict ACE's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1.

5. Net Capital Requirements (Continued)

At December 31, 2009, ACE had net capital of $70,516, which was $20,516 in excess of its required net capital of $50,000 at 100% and $10,516 at 120%. At the same date, ACE's ratio of aggregate indebtedness to net capital was .33 to 1. Accordingly, ACE was in compliance with the net capital requirements.

6. Income Taxes

The income tax provision reflected in the statement of operations consists of a deferred income tax provision of $66,465.

The components of the company's net deferred tax asset consisted of the following as of December 31, 2009:

Net operating loss carryforward	$ 301,287
Goodwill amortization	5,668
Depreciation	1,167
Valuation allowance	(151,728)
Net deferred tax asset	$ 156,394

The Company has total net operating loss carryforwards available to offset future taxable income of approximately $934,464. To the extent not used, these loss carryforwards will begin to expire in 2024.

7. Subordinated Claims

As of December 31, 2009, the Company had no liabilities which were subordinate to the claims of general creditors.

8. Commitments and Contingencies

Concentrations of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

Leases

The Company leases office space under operating leases having initial or remaining non-cancelable terms in excess of one year in Jacksonville, Florida and Charlotte, North Carolina. Rent expense under these leases amounted to $188,291 for the year ended 2009.

8. Commitments and Contingencies (Continued)

The Company also leases office equipment under operating leases having initial or remaining non-cancelable terms in excess of one year. Rent expense under these leases amounted to $1,602 for the year ended 2009.

At December 31, 2009, the future minimum payments under these leases were as follows:

2010	$	136,844
2011		41,269
2012		4,168
2013		4,168
2014		2,566
	$	189,015

Litigation

The Company has been named in a lawsuit involving an alleged violation of the securities laws. The Partnership, the Company's parent, has retained legal counsel, and it intends to vigorously defend against the claim. Management believes that the suit is without merit and as such has not recorded a contingent liability.

SUPPLEMENTARY DATA

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital:	
Stockholder's equity	$ 260,516
Less: Fixed and other non-allowable assets	190,000
Net capital	$ 70,516
Minimum net capital required	$ 50,000
Excess net capital	$ 20,516
Excess net capital at 120%	$ 10,516
Aggregate indebtedness - accounts payable and other liabilities	$ 23,301
Ratio: Aggregate indebtedness to net capital	.33 to 1

This computation includes the accounts of Allen C. Ewing & Co. only and does not include the accounts of its unregulated affiliate, Ewing Loan Advisors, Inc.

ALLEN C. EWING & CO.
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2009

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 319,982
Audit Adjustments:	
Change in prepaid expenses	(7,875)
Change in accounts payable	7,875
Change in deferred tax asset	(59,466)
Total audit adjustments	(59,466)
Net capital per audited financial statements	$ 260,516

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Assets:				
Cash	$ 25,820	$ 2,971	$ -	$ 28,791
Restricted cash	50,000	-	-	50,000
Accounts receivable	31,128	-	-	31,128
Due from parent	7,175	23,836	-	31,011
Due from related parties	-	11,618	(11,618)	-
Deferred tax asset	151,728	4,666	-	156,394
Furniture and equipment, net	8,142	-	-	8,142
Other assets	9,824	-	-	9,824
Total assets	$ 283,817	$ 43,091	$ (11,618)	$ 315,290
Liabilities and stockholder's equity:				
Accounts payable and accrued expenses	$ 11,683	$ 44,601	$ -	$ 56,284
Due to related parties	11,618	-	(11,618)	-
Total liabilities	23,301	44,601	(11,618)	56,284
Stockholder's equity:				
Controlling interest:				
Common stock	510	1	(1)	510
Additional paid-in capital	1,019,558	5,000	(5,000)	1,019,558
Retained earnings (accumulated deficit)	(759,552)	(6,511)	6,511	(759,552)
Total Controlling Interest	260,516	(1,510)	1,510	260,516
Noncontrolling interest in affiliate	-	-	(1,510)	(1,510)
Total stockholder's equity	260,516	(1,510)	-	259,006
Total liabilities and stockholder's equity	$ 283,817	$ 43,091	$ (11,618)	$ 315,290

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Revenues:				
Investment banking fees	$ 313,140	$ -	$ -	$ 313,140
Private placement fees	28,000	-	-	28,000
Brokerage commissions market securities	279,440	-	-	279,440
Ewing Fund I Mgmt and admin. fees	93,882	-	-	93,882
Ewing Fund III Mgmt and admin. fees	100,000	-	-	100,000
Loan review fees	-	282,500	-	282,500
Registered investment advisory services	4,833	-	-	4,833
Interest and dividend income	307	-	-	307
Total Revenues	819,602	282,500	-	1,102,102
Expenses:				
Investment banking commissions	59,373	-	-	59,373
Private placement commissions	15,675	-	-	15,675
Brokerage commissions	75,750	-	-	75,750
Total commission expense	150,798	-	-	150,798
Salaries, consultants, and employee benefits	351,728	81,564	-	433,292
General and administrative	158,117	7,413	-	165,530
Occupancy and maintenance	200,701	-	-	200,701
Total operating and administrative expenses	710,546	88,977	-	799,523
Brokerage and clearing	119,410	-	-	119,410
Registered investment advisory expenses	4,800	-	-	4,800
Loan review costs	-	174,960	-	174,960
Professional and regulatory	109,842	-	-	109,842
Advertising and promotion	-	335	-	335
Depreciation	10,606	-	-	10,606
Total other expenses	244,658	175,295	-	419,953
Total Expenses	1,106,002	264,272	-	1,370,274
Income (loss) before income tax provision	(286,400)	18,228	-	(268,172)
Income tax provision	(59,466)	(6,999)	-	(66,465)
Net (loss) income	$ (345,866)	$ 11,229	$ -	$ (334,637)

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
Cash flows from operating activities:				
Net (loss) income	$ (345,866)	$ 11,229	$ -	$ (334,637)
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:				
Depreciation	10,606	-	-	10,606
Deferred income taxes	59,466	6,999		66,465
Net changes in:				
Accounts receivable	(18,775)	35,500	-	16,725
Other assets	23,017	-	-	23,017
Accounts payable and accrued liabilities	4,021	29,539	-	33,560
Net cash (used) provided by operating activities	(267,531)	83,267	-	(184,264)
Cash flows from investing activities:				
Purchase of furniture and equipment	(1,800)	-	-	(1,800)
Advance to related party	11,618	(11,618)	-	-
Net cash provided (used) by investing activities	9,818	(11,618)	-	(1,800)
Cash flows from financing activities:				
Repayments and advances to parent	(7,175)	(78,500)	-	(85,675)
Capital contribution	100,840	5,000	-	105,840
Net cash provided by (used) financing activities	93,665	(73,500)	-	20,165
Net decrease in cash	(164,048)	(1,851)	-	(165,899)
Cash, beginning of year	239,868	4,822	-	244,690
Cash, end of year	$ 75,820	$ 2,971	$ -	$ 78,791

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the consolidated statements of Allen C. Ewing & Co. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 26, 2009